December 22, 2017

VIA EMAIL AND EDGAR

Lisa Vanjoske
Division of Corporation Finance
Office of Healthcare & Insurance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:     Letter Dated December 20, 2017
Aspen Insurance Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 001-31909

Dear Ms. Vanjoske:

I refer to your letter of December 20, 2017 in relation to the above addressed to Scott Kirk, Chief Financial Officer of Aspen Insurance Holdings Limited. I also refer to our telephone conversation yesterday.

Aspen Insurance Holdings Limited notes the content of your letter and will respond within a timely manner. A number of your comments, however, relate to issues of detail which will require considerable coordination, both internally and with our external advisors. Given the timing of receipt of your letter and the pending holiday period we do not believe that it will be possible to facilitate this within the 10 business day response period your have requested.

Accordingly, as discussed on our telephone conversation yesterday, I am writing to advise that Aspen Insurance Holdings Limited has requested to respond to the comments in your letter by January 10, 2018. I trust that in light of the explanation set out above this timeframe is acceptable. If you would like to discuss this issue further, please do not hesitate to contact me at +44 207 184 8189 or via email at silvia.martinez@aspen.co.

Yours sincerely,
/s/ Silvia Martinez
Silvia Martinez
Associate Group General Counsel

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